Mines Richmont inc.

110, avenue Principale
Rouyn-Noranda, QC
J9X 4P2, CANADA

Tél. : (819) 797-2465
Téléc. : (819) 797-0166
www.richmont-mines.com

NEWS RELEASE

ACQUISITION OF MINING PROPERTIES IN NEWFOUNDLAND

MONTREAL, November 17, 2003 – Richmont Mines is pleased to announce that it has signed two agreements providing the Company with the option to acquire the Stog'er Tight and Valentine Lake properties in Newfoundland.

The first of these agreements is with Ming Minerals Inc. and gives Richmont Mines the option of acquiring a 100% interest in the Stog'er Tight property, which is located in the Baie Verte region approximately 40 kilometres from the Nugget Pond Mill. Exploration work has previously been carried out on this property, including a 30,000 ton bulk-sample in 1997. Its main ore-bearing structure extends for one kilometre, while the two main mineralized zones are open at depth and show thicknesses ranging from 6 to 16 feet grading 0.15 to 0.32 ounces of gold per ton. To acquire its 100% interest in this property, Richmont Mines will have to pay a total of $250,000 by November 30, 2006, including $50,000 upon closing of the agreement, which is scheduled for November 30, 2003. Richmont Mines plans to initiate an exploration campaign on the Stog'er Tight property in the first quarter of 2004.

The second agreement was signed with Mountain Lake Resources Inc. for the option to acquire a 70% interest in the Valentine Lake property. According to the terms of this agreement, Richmont Mines will have to pay $25,000 in cash and invest $2,500,000 in exploration work by October 31, 2007, to acquire its 70% interest. Richmont Mines has agreed to carry out $150,000 worth of exploration work during the due diligence period, which will end on March 31, 2004.

The target zone is made up of a system of quartz-tourmaline veins containing high grades of gold. Drilling has identified over 2,600 feet of this system, which remains open at depth from 600 feet below the surface. A drilling program will be initiated in January 2004 to verify the plunge and dimensions of the vein system.

Richmont Mines is actively developing its mining assets while continuing to seek new projects. The Company holds no long-term debt and has working capital of $34.8 million. It has no hedging contracts for gold.

Louis Dionne
President

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For more information, contact:

Martin Rivard	Telephone:	(819) 797-2465
Executive Vice-President	Fax:	(819) 797-0166
Trading symbol: RIC	Listings:	Toronto – Amex

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of <u>   November 2003   </u>

<u>RICHMONT MINES INC.</u>
(Name of Registrant)

<u>110, avenue Principale, Rouyn-Noranda, Quebec, J9X 4P2</u>
(Address of principal executive offices)

1.   On November 17, 2003, Richmont Mines Inc. issued a News Release – ACQUISITION OF MINING PROPERTIES IN NEWFOUNDLAND. This report is filed solely for the purpose of filing a copy of the press release attached hereto.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F <u>xxx</u> Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes <u> </u> No <u>xxx</u>

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

<u>Richmont Mines Inc. -- SEC File No. 0-28816</u>
(Registrant)

Date <u>11/17/03 </u>   By <u>   Jean-Yves Laliberté (signed)   </u>
                          Jean-Yves Laliberté, Vice-President, Finance